UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Telephone: +86 010-5820389

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 20, 2020, China Internet Nationwide Financial Services Inc., a British Virgin Islands corporation with operations in the People’s Republic of China ( “CIFS” or the “Company”), announced that in light of the circumstances and uncertainty surrounding the effects of the COVID-19 coronavirus pandemic on the Company’s business, employees, consultants and service providers, the Company’s board of directors and management has determined that it will delay the filing of its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by up to 45 days in accordance with the SEC’s March 4, 2020 Order (Release No. 34-88318) (the “Order”), which allows for the delay of certain filings required under the Securities and Exchange Act of 1934, as amended. The Company’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout China, the United States and the world and thus the Company’s business operations have been disrupted and it is unable to timely review and prepare the Company’s financial statements for the 2019 fiscal year. As such, the Company will be making use of the 45-day grace period provided by the SEC’s Order to delay filing of its Annual Report. The Company will file its Annual Report by no later than June 15, 2020, 45 days after the original due date of its Annual Report.

In addition, the Company is supplementing the risk factors previously disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 and its subsequent bi-annual reports and current reports on Form 6-K, with the following risk factor:

War, terrorism, other acts of violence or natural or man-made disasters, including a global pandemic, may affect the markets in which the Company operates, the Company’s customers, the Company’s delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial conditions.

The Company’s business may be adversely affected by instability, disruption or destruction in a geographic region in which it operates, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, food, fire, earthquake, storm or pandemic events and spread of disease (including the recent outbreak of the coronavirus commonly referred to as “COVID-19”). Such events may cause customers to suspend their decisions on using the Company’s products and services. Also, the occurrence of an uncontrollable event such as the COVID-19 pandemic is likely to result in social distancing, travel bans and quarantine, and this may limit access to our facilities, customers, management, support staff and professional advisors. These, in turn, will not only impact our operations, financial condition and demand for our goods and services but our overall ability to react timely to mitigate the impact of this event. Also, it will substantially hamper our efforts to provide our investors with timely information and comply with our filing obligations with the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 6-K contains statements as to the Company’s beliefs and expectations of the outcome of future events that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Examples of these statements include, but are not limited to, statements regarding the anticipated impact of the COVID-19 outbreak on travel and physical locations, the anticipated impact of such outbreak on our results of operations. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made. These risks and uncertainties include, but are not limited to, the effects of the COVID-19 outbreak, including levels of consumer, business and economic confidence generally. The duration of the COVID-19 outbreak and severity of such outbreak, the pace of recovery following the COVID-19 outbreak, our ability to implement cost containment and business recovery strategies; and the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares and the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2019 and our subsequent filings with the U.S. Securities and Exchange Commission, including subsequent bi-annual reports and current reports on Form 6-K are uncertain. Except as required by law, the Company does not undertake any obligation to release publicly any revisions to forward-looking statements made by it to reflect events or circumstances occurring after the date hereof or the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2020	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Warren Wang
	Name:	Warren Wang
	Title:	Chief Executive Officer